                                  EXHIBIT 4(ii)

                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

Notwithstanding any provision contained therein to the contrary, the Contract to which this Endorsement is attached is amended as follows:

OWNER AND ANNUITANT

1. The Owner must be one individual and the Annuitant. Neither the Owner nor the Annuitant can be changed, except as otherwise permitted under the IRC and applicable regulations.

NONFORFEITABLE

2. The Owner's interest in the Contract is established for the exclusive benefit of the Owner or his or her Beneficiaries and the interest of the Owner is nonforfeitable.

NONTRANSFERABLE

3. The Owner may not assign, sell, transfer, discount or pledge his interest in the Contract as collateral for a loan or as security for the performance of any obligation or for any other purpose (other than a transfer incident to a divorce or separation instrument in accordance with IRC Section 408(d)(6)) to any person other than us.

MAXIMUM PAYMENTS

4. The payment to this IRA shall not include any amounts other than (a) a rollover contribution described in IRC Sections 408(d)(3), 402(c), 403(a)(4) or 403(b)(8); (b) a contribution made in accordance with a Simplified Employee Pension Program as described in IRC Section 408(k);
         (c) a non-taxable transfer from an individual retirement account under IRC Section 408(a) or another IRA under IRC Section 408(b); and (d) a contribution in cash not to exceed the lesser of $2,000 or 100% of compensation.

         To the extent necessary to preserve qualification under the Internal Revenue Code, we may refund a payment. Any refund of a payment (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the refund, toward the purchase of additional benefits.

DISTRIBUTIONS DURING OWNER'S LIFE

5. The Owner's entire interest in the Contract shall be distributed as required under IRC Section 408(b)(3) and applicable regulations. Unless deferral is otherwise permitted under applicable regulations, the Owner's entire interest shall be distributed no later than the "required beginning date," or shall be distributed beginning no later than the "required beginning date" over (a) the life of the Owner or the joint lives of the Owner and an individual who is his or her designated beneficiary (within the meaning of IRC Section 401(a)(9)), or (b) a period not extending beyond the life expectancy of the Owner, or joint life and last survivor expectancy of the Owner and the designated beneficiary.

         The "required beginning date" shall mean April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2, or other such date provided by law.

         If the Owner's interest is to be distributed over a period greater than one year, then the amount to be distributed by December 31 of each year (including the year in which the required beginning date occurs) shall be determined in accordance with the requirements of IRC Section 401(a)(9), including the incidental death benefit requirements of IRC
         Section 401(a)(9)(G), and the regulations thereunder, including the minimum distribution incidental benefit requirement of Proposed Treasury Regulation Section 1.401(a)(9)-2.

ANNUITY OPTIONS

6. Except to the extent Treasury regulations allow us to offer additional Annuity Options that are acceptable to us, only Annuity Options 1 and 2 shall be offered unless we consent to the use of an additional option. Annuity Option 1(b) is not available for an Owner whose life expectancy is less than 10 years. Under Annuity Options 2(a) and 2(b) the designated Co-Annuitant must be the Owner's spouse. Annuity Option 2(b) is not available for an Owner and his or her spouse where the life expectancy of the Owner and such spouse is less than 10 years.

DISTRIBUTIONS AFTER OWNER'S DEATH

7. If an Owner dies on or after the required beginning date and after distribution of his or her interest has begun (or if distributions have begun before the required beginning date as irrevocable annuity payments), the remaining portion of the Owner's interest (if any) shall be distributed at least as rapidly as under the method of distribution in effect as of the Owner's death.

         If the Owner dies before the required beginning date and an irrevocable annuity distribution has not begun, the Owner's entire interest shall be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death, except that

                  (a) if the interest is payable to an individual who is the Owner's designated beneficiary, the designated beneficiary may elect to receive the entire interest over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary, commencing on or before December 31 of the calendar year immediately following the calendar year in which the Owner died; or

                  (b) if the designated beneficiary is the Owner's surviving spouse, the surviving spouse may elect to receive the entire interest over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date prior to the later of

                           (i) December 31 of the calendar year immediately following the calendar year in which the Owner died, and

                           (ii) December 31 of the calendar year in which the Owner would have attained age 70 1/2.

                           If the surviving spouse dies before distributions begin, the limitations of this section shall be applied as if the surviving spouse were the Owner. An irrevocable election of the method of distribution by a designated beneficiary who is the surviving spouse must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Owner's death or the date distributions are required to begin pursuant to this provision (b).

                           If the designated beneficiary is the Owner's surviving spouse, the spouse may irrevocably elect to treat the Owner's interest in the Contract as his or her own individual retirement arrangement (IRA). This election will be deemed to have been made if such surviving spouse (i) fails to elect that his or her interest will be distributed in accordance with one of the preceding provisions, or (ii) makes a rollover from the Contract.

                  An irrevocable election of the method of distribution by a designated beneficiary who is not the surviving spouse must be made within one year of the Owner's death, and if no election is made, the entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Owner's death.

         In the "Death Benefit Before Maturity Date" section of part 4 of the Contract, (a) the provision entitled "Death of Annuitant" is deleted; and (b) in the "Death of Owner" provision, the distribution requirements of provisions "(c)" and "(d)" are deleted.

LIFE EXPECTANCY CALCULATIONS

8. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations.

         If benefits under the Contract are payable in accordance with an Annuity Option provided under the Contract, life expectancy shall not be recalculated. If benefits are payable under an alternate form acceptable to us, life expectancies shall not be recalculated unless annual recalculations are elected at the time distributions are required to begin (a) by the Owner, or (b) for purposes of distributions beginning after the Owner's death, by the surviving spouse. Such an election shall be irrevocable as to the Owner or the surviving spouse, and shall apply to all subsequent years.

         The life expectancy of a non-spouse designated beneficiary (a) may not be recalculated, and (b) shall be calculated using the attained age of such designated beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

CANCELLATION FOR NONPAYMENT

9. Following the second Contract Anniversary and prior to the Maturity Date, if both (a) the Payment made, less any partial withdrawals, is less than $2,000; and (b) the higher of the Contract Value or the amount available upon total withdrawal is less than $2,000; and if the paid-up annuity benefit at the Maturity Date at the end of such period would be less than $20 per month, We may cancel the Contract and participation under the Contract and pay you the higher of Contract Value less the Debt and any annual Administration Fee or the amount available upon total withdrawal.


IRC SECTION 72(S)

10.      All references in the Contract to IRC Section 72(s) are deleted.

         Endorsed on the Contract Date of this Contract.


         FIRST NORTH AMERICAN LIFE ASSURANCE COMPANY

         /S/RICHARD C. HIRTLE

         Vice-President